

May 30, 2012

Via E-Mail
Mr. Bradley J. Blacketor
Chief Financial Officer
Gold Resource Corporation
2886 Carriage Manor Point
Colorado Springs, CO 80906

> **Re: Gold Resource Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2012**
> **Filed May 10, 2012**
> **File No. 001-34857**

Dear Mr. Blacketor:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

No Proven or Probable Reserves, page 2

1. We note your disclosure that your estimates of mineralized material did not meet the requirements for proven and/or probable reserves as of December 31, 2011. Please provide supplementally your estimated mineralized material as of that date and an estimate of your mine life at your current level of production. Please discuss your operating mine exploration/development program as it relates to ore control and mine production. Please provide an ore reconciliation if available.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21
Results of Operations, page 24

2. We note your gold equivalent calculations for the years 2011 and 2010, but are unable to resolve how this is calculated from the information provided. Please provide your information used to develop these estimates and explain how these metrics are calculated.

3. We note your payable metal calculation in your production table for the years 2011 and 2010. Please disclose how this estimate is calculated from the contained metal content of your mill feed material for all your salable metal products and provide the information used to calculate this estimate. Please file the smelter contracts/schedules and transportation/shipping contracts along with appropriate terms and conditions used to estimate your payable metal production from the Trafigura Company groups, the Consorcio Minero de Mexico Cormin Mex. S.A. de C.V. ("Consorcio") and Trafigura Beheer, B.V. ("Beheer"). Please include all smelter deductions and transportation losses used in your estimates.

Non-GAAP Measures, page 25

4. We note your cash cost per ounce disclosure in this section and elsewhere in your filing, and from the information provided we are unable to replicate your cash cost calculations. Please provide to us the detailed information you used to prepare the cash costs for your filing. We also note your cash cost calculation utilized guidance from the Gold Institute and is comparable to its cash operating cost calculation. Please clarify whether site specific corporate charges and/or mine development adjustments were utilized in your cash cost calculations. When making comparisons to other mining companies, please clarify whether you compare total cash costs and total production costs as calculated by the Gold Institute.

Liquidity and Capital Resources, page 27

5. Please provide draft disclosure, to be included in future filings, that discusses your internal and external sources of funds to be used for royalty payments, dividends, budgeted exploration expenditures for 2012 and the cash needed to purchase bullion for in-kind dividends declared and distributed in order to comply with Item 303(a) of Regulation S-K. Please ensure that your revised disclosure specifically addresses the following:

- Disclose how much you paid in royalty payments during each of the years presented and how you considered future payments in your 2012 cash flow requirements. Further ensure that you have adequately discussed royalty agreements and obligations in your liquidity section and contractual obligation table;

- You disclose on pages 13-15 that you anticipate spending approximately $3 million on exploration properties during 2012. Please disclose this commitment as required by Item 303(a)(2) of Regulation S-K; and
- Disclose the change in your dividend policy to discuss the in-kind dividends to be distributed, specifically quantifying the amount you anticipate paying out in cash, the amount you will need to fund any bullion purchases for in-kind dividends, the source of funds for these dividends and the impact these distributions will have on liquidity, if any.

Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 44

Significant Accounting Policies, page 44

Revenue Recognition, page 47

6. We note that due to time elapsed between shipment and the final settlement with the buyer, you must estimate the prices at which sales of metals will be settled. These provisional sales are subject to adjustments upon final settlement. Please quantify for us the amount of adjustments that you recorded upon final settlement with the buyer for each period presented. To the extent that such adjustments were significant, also tell us the additional disclosures you intend to provide in future filings.

Note 9. Shareholders' Equity, page 54

Dividends, page 57

7. We note that you paid dividends of $25.4 million and $7.7 million in 2011 and 2010 respectively. You also indicate under this heading and on page 19 that the dividends paid were charged against your additional paid-in capital for tax purposes. Please clarify whether you are legally allowed to declare dividends out of paid-in capital and how you determined that your accounting treatment is appropriate. Please cite the authoritative literature under GAAP that supports your conclusion.

8. We note you state on page 19 that dividends are dependent on a number of factors, including cash flows. You also state on your web-site that you target long-term dividend distributions of approximately 1/3 of cash flows. However, we note that you have declared $35.8 million of dividends from an accumulated negative cash flow of $47 million since inception. Please tell us and provide draft disclosure, to be included in future filings, that addresses why you continue to declare dividends when you have operated with negative cash flows in the past and how you plan to achieve your long-term dividend distributions goal as indicated in your web-site.

9. We note you disclose on page 19 that you intend to make in-kind distributions to shareholders and declare regular monthly dividends of $0.05 per share starting in August 2011. You also indicate on page 49 that the bullion in the amount of $2.5 million as of December 31, 2011 may be used for this program. Please address the following points:

    - Provide a detailed description of this in-kind distribution option, including whether or not the shareholder has the option to select either the cash dividend or in–kind dividend. To the extent the shareholder has the option to select the form of dividend, please tell us and disclose how you plan to implement this policy, including the amount and timing of purchasing the bullion to fund the in-kind dividend or funding the cash dividend. To the extent the shareholder does not have an option to select the form of dividend, tell us and disclose your policy for how you determine who will receive cash and who will receive bullion; and
    - Cite the authoritative literature you rely on in accounting for this in-kind distribution to shareholders and any related option by the shareholder to select either the bullion or the cash distribution.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Melissa N. Rocha, Branch Chief at (202) 551- 3854 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining